UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2020

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

14185 Dallas Parkway, Suite 1100
Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 490-9600

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AHT	New York Stock Exchange
Preferred Stock, Series D	AHT-PD	New York Stock Exchange
Preferred Stock, Series F	AHT-PF	New York Stock Exchange
Preferred Stock, Series G	AHT-PG	New York Stock Exchange
Preferred Stock, Series H	AHT-PH	New York Stock Exchange
Preferred Stock, Series I	AHT-PI	New York Stock Exchange

Item 8.01 Other Events.

On September 10, 2020, Ashford Hospitality Trust, Inc. (the “Company”) commenced offers to exchange (each an “Exchange Offer” and collectively the “Exchange Offers”) any and all shares of the Company’s 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) and 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”, and together with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock, the “Preferred Stock”). The total consideration offered in the Exchange Offers in the aggregate to all series of Preferred Stock is 126,048,813 newly issued shares of the Company’s common stock, par value $0.01(the “Common Stock”) and $30,000,000 in cash (each of the Common Stock consideration and the cash consideration, a “Consideration Option”), subject to the terms described in more detail in the Prospectus/Consent Solicitation dated September 10, 2020 and relating to the Exchange Offers. Regardless of the number of shares of Preferred Stock tendered for each Consideration Option, the Company will not issue more than 126,048,813 shares of Common Stock or pay out more than $30,000,000 in cash.

Holders of each series of Preferred Stock (the “Preferred Holders”) who elect to tender in the Exchange Offer for their applicable series of Preferred Stock may elect to exchange each share of Preferred Stock for either (i) $7.75 in cash (the “Cash Option”) or (ii) 5.58 shares of newly issued Common Stock. Preferred Holders who elect the Cash Option will be subject to allocation and proration procedures intended to ensure that, within each series of Preferred Stock, no more than the portion of the cash consideration allocated to that series of Preferred Stock is issued to the Preferred Holders of a series of Preferred Stock. Preferred Holders who select the Cash Option and are subject to allocation and proration procedures will receive Common Stock for any portion of the cash consideration that they do not receive.

The Company expects to fund the Cash Option in the Exchange Offers with capital it raises by issuing or selling securities (that may be convertible into Common Stock) in a public or private offering, or by entering into an alternative capital raising transaction, which may include the potential issuance of convertible preferred debt, a potential real estate joint venture in which a third party would pay the Company cash for an interest in a to-be-formed joint venture holding some of the Company’s hotels or financing arrangements secured through government programs. The Exchange Offers are conditioned on the Company’s ability to issue or sell securities or enter into an alternative capital raising transaction pursuant to which not less than $30,000,000 is raised on terms satisfactory to the Company in its sole discretion (the “Financing Condition”), including the Board of Directors’ determination that the proceeds of the Financing Transaction can be lawfully used to fund the Cash Options. If the Company is not able to satisfy the Financing Condition, it will not be required to close the Exchange Offers and accept tendered shares of Preferred Stock.

In connection with the Exchange Offers, the Company is also soliciting consents from the holders of each series of the Preferred Stock to amend the Company’s corporate charter (the “Charter”), for each series of Preferred Stock that receives sufficient tenders to close the Exchange Offer for that series, to automatically reclassify and convert each share of Preferred Stock into 1.74 shares of newly issued Common Stock and eliminate the description of such series of Preferred Stock from our Charter (the “Consent Solicitation”). Holders may not tender their shares of Preferred Stock in the Exchange Offers and the Consent Solicitation without consenting to each of the applicable proposed Charter amendments (the “Proposed Amendments”). Consent to the Proposed Amendment applicable to a series of Preferred Stock must be received from holders of at least two-thirds of the outstanding shares of that series of Preferred Stock for the Proposed Amendments to be effective. The Proposed Amendments must also be approved by the holders of two-thirds of the Common Stock outstanding and entitled to vote at a special meeting of holders of Common Stock.

On September 9, 2020 at 4:00 p.m. ET, the Registration Statement on Form S-4 with Registration No. 333-239961 (as amended, the “Registration Statement”) related to the Exchange Offers was declared effective by the Securities and Exchange Commission.

Fractional shares of Common Stock will not be distributed in the Exchange Offers. Instead, the Preferred Holders will receive cash in lieu of a fractional share. Computershare Trust Company, N.A., the exchange agent for the Exchange Offers (the “Exchange Agent”), acting as agent for the Preferred Holders who are otherwise entitled to receive a fractional share of Common Stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those Preferred Holders. Any proceeds that the Exchange Agent realizes from the sale will be distributed, less any brokerage commissions or other fees, to each Preferred Holder entitled thereto in accordance with such Preferred Holder’s proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of Common Stock. Each of the Exchange Offers and the Consent Solicitation will expire at 5:00 p.m., ET, on October 9, 2020 (the “Expiration Date”), unless extended or earlier terminated by the Company. The settlement date in respect of any shares of Preferred Stock that are tendered prior to the Expiration Date will be approximately three business days following the expiration of the Exchange Offers and is anticipated to be on or about October 14, 2020.

On September 10, 2020, the Company issued a press release announcing the commencement of the Exchange Offers. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release, dated September 10, 2020
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 10, 2020

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

Exhibit 99.1

NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

Ashford Hospitality Trust, Inc. Announces Commencement of
Exchange Offers and Consent Solicitation for All
Outstanding Series of Its Preferred Stock

DALLAS, September 10, 2020 -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust” or the “Company”) commenced exchange offers (the “Exchange Offers”) today for all of the issued and outstanding shares of its 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) and 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”, and together with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock, the “Preferred Stock”), subject to certain conditions and any necessary proration. The total consideration offered in the Exchange Offers in the aggregate to all series of Preferred Stock is 126,048,813 newly issued shares of the Company’s common stock, par value $0.01(the “Common Stock”) and $30,000,000 in cash (each of the Common Stock consideration and the cash consideration, a “Consideration Option”), subject to the terms described in more detail in the Prospectus/Consent Solicitation dated September 10, 2010 and relating to the Exchange Offers. Regardless of the number of shares of Preferred Stock tendered for each Consideration Option, the Company will not issue more than 126,048,813 shares of Common Stock or pay out more than $30,000,000 in cash. The Exchange Offers are also conditioned on our ability to issue or sell securities or enter into an alternative capital raising transaction pursuant to which not less than $30,000,000 is raised for the purpose of funding the cash consideration on terms satisfactory to the Company in our sole discretion, including the determination by the Company’s board of directors that the proceeds of the capital raising transaction can be lawfully used to fund the cash consideration.

In connection with the Exchange Offers, the Company is also soliciting consents from the holders of each series of Preferred Stock (the “Preferred Holders”) to amend the Company’s corporate charter (the “Charter”), for each series of Preferred Stock that receives sufficient tenders to close the Exchange Offer for that series, to automatically reclassify and convert each share of Preferred Stock into 1.74 shares of newly issued Common Stock and eliminate the description of such series of Preferred Stock from our Charter (the “Consent Solicitation”). Holders may not tender their shares of Preferred Stock in the Exchange Offers and the Consent Solicitation without consenting to each of the applicable proposed Charter amendments.

The Preferred Holders electing to tender in the Exchange Offers may elect to exchange their shares of each series of Preferred Stock for either (i) 5.58 shares of newly-issued Common Stock (the “Stock Option”) or (ii) $7.75 (the “Cash Option”). If more shares of Preferred Stock are tendered and select the Cash Option than there is cash available in the Exchange Offers, the amount of cash received by each Preferred Holder electing the Cash Option will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The Preferred Holders will instead receive shares of Common Stock for the portion of the Cash Option that they did not receive. The completion of the Exchange Offers requires the tender and consent of the holders of at least two-thirds of the outstanding shares of each series of Preferred Stock, and the approval by the holders of two-thirds of the Common Stock outstanding and entitled to vote at a special meeting of holders of Common Stock.

The Company is undertaking the Exchange Offers and the Consent Solicitation as part of our recapitalization to improve our capital structure in light of the impacts of the novel strain of coronavirus (COVID-19) on our business. We did not pay dividends on any series of Preferred Stock in the second quarter of 2020, and we do not expect to pay dividends on any series of Preferred Stock for the foreseeable future. The unpaid dividends on the Preferred Stock will continue to accumulate (whether or not declared or paid) at a rate of approximately $10.6 million per quarter, and will result in a significant financial burden for the Company over time.

The Exchange Offers will expire at 5:00 p.m., Eastern Time, on October 9, 2020, unless the Company extends the period of time for which the Exchange Offers are open or terminates the Exchange Offers early. Tendered shares of Preferred Stock may be withdrawn at any time prior to the expiration date.

Where You Can Find Additional Information

Completion of the Exchange Offers and the Consent Solicitation are subject to certain conditions, which are set forth in more detail in the Company’s registration statement on Form S-4 (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) for the purpose of registering the Common Stock issued pursuant to the Exchange Offers under the Securities Act of 1933, as amended. The Registration Statement was declared effective on September 9, 2020 at 4:00 p.m. ET. The Company has also filed with the SEC a Schedule TO for the Exchange Offers and a proxy statement on Schedule 14A to solicit proxies from the holders of its Common Stock to approve the relevant items upon which the holders of the Common Stock will be entitled to vote (the “Proxy Statement”). The Company may extend or terminate the Exchange Offers under certain circumstances as described in the Registration Statement. Additional information regarding these transactions can be found in the Company’s investor presentation available at https://dealroadshow.finsight.com/retail-roadshows.

If you have questions about the Exchange Offers, you should contact:

D.F. King & Co., Inc., as Information Agent and Exchange Agent

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 967-4607

Email: aht@dfking.com

RBC Capital Markets, LLC, as Dealer Manager

Tel: (212) 618-7843

Toll-free: (877) 381-2099

Email: liability.management@rbccm.com

This does not constitute an offer of any securities for sale. Further, this communication is not a solicitation of a proxy from any security holder of the Company and shall not constitute the solicitation of an offer to buy securities.

Preferred Holders should read the Registration Statement and the Schedule TO for the Exchange Offers as they contain important information about the Exchange Offers, the Company and the other proposed transactions. Holders of Common Stock should read the Proxy Statement and any other relevant documents because they contain important information about the Company and the proposed transactions. The Registration Statement, Schedule TO and Proxy Statement are available for free on the SEC’s website, www.sec.gov. The prospectus included in the Registration Statement and additional copies of the Proxy Statement will be available for free from the Company for the applicable shareholders of the Company.

* * * * *

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing predominantly in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community. The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of the novel strain of coronavirus (COVID-19) on our business; our ability to meet the NYSE continued listing standards; our ability to repay, refinance or restructure our debt and the debt of certain of our subsidiaries; general volatility of the capital markets and the market price of our common stock and preferred stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We will not publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise except to the extent required by law.